Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communication is being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

Notice from Brokers – Exchange Offer Terms

Hello Tabloids,

In connection with the acquisition, you may have recently received some information from Schwab or another broker regarding exchanging your Tableau Software (NYSE: DATA) shares for Salesforce (NYSE: CRM) shares. The FAQ below will hopefully help clarify some things for you. If you have additional questions, please contact the broker that provided the notice or email stock@tableau.com.

I received a notice of the exchange offer from my broker requiring my response by July 29, 2019. What is this notice about?

The notice details the actions you are able to make in connection with the Salesforce acquisition. Please review the materials provided by your broker. You can elect to:

(1)	Exchange: Participate in the offer and exchange all or a portion of your DATA shares for CRM shares based on the exchange ratio.

(2)

Decline/Take No Action: No further action is required and you will continue to hold your DATA shares; however, if the offer is successfully completed and the merger becomes effective, each outstanding share of Tableau will be canceled and converted into CRM shares based on the exchange ratio.

Am I allowed to make an election to participate in the exchange even though Tableau is currently in a blackout period?

Yes. You are able to participate in the exchange offer – or decline/take no action – even though the election is being made during a closed trading window. Please read the materials provided by your broker before deciding to make an election and reach out to the broker directly if you have any questions (including questions regarding any fees that may be charged).

If I elect to tender my DATA shares, when will I receive the converted CRM shares?

The offer expires at midnight July 31, 2019 (unless extended by Salesforce). If all of the terms and conditions set forth in the offer are met (as set forth in Section 1.1 of the Agreement and Plan of Merger), the conversion will occur at the expiration of the offer period.

Can I sell the CRM shares once they are exchanged?

The shares can only be sold during an open trading window and when you do not have material non-public information about Salesforce. Upon completion of the offer, you will be subject to Salesforce’s trading policy and will be unable to buy or sell CRM shares unless it is during a Salesforce open trading window. Similar to Tableau trading windows, Salesforce’s trading windows typically open on the third trading day following the quarterly announcement of its financial results. The next Salesforce trading window is expected to open in late August. Salesforce will issue a press release to announce the date when financial results will be announced – to let all investors know at the same time. If you would like to sign up for investor alerts, you can do so here.

(Link: https://investor.salesforce.com/overview/default.aspx)

Why haven’t I received a notice?

The notice would have been sent to you by any broker where you are holding DATA stock (e.g., Schwab, Merrill Lynch, etc.) – and sent to either your email address (if you are signed up to receive paperless notices) or your mailing address on record with that broker. If you hold DATA shares with Schwab, you can check whether it would have been sent to your email address by logging into your account and navigating to Services -> Paperless. If you haven’t signed up for paperless settings, the notice would have been sent to you via regular mail. If you hold shares of DATA and did not receive a notice via email or mail, please contact the broker of record.

Additional Information and Where to Find It

In connection with the proposed acquisition, salesforce.com, inc. (“salesforce”) commenced an exchange offer for the outstanding shares of Tableau Software, Inc. (the “Company”) on July 3, 2019. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company, salesforce or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file or have filed with the U.S. Securities and Exchange Commission (the “SEC”). Salesforce and the Purchaser have filed a tender offer statement on Schedule TO, salesforce has filed a registration statement on Form S-4 and the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents are available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce are available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company are available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.